

October 24, 2012

Via E-mail
Ms. Vivian Lopez-Blanco
Chief Financial Officer and Treasurer
Mednax, Inc.
1301 Concord Terrace
Sunrise, FL 33323

  Re: **Mednax, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 29, 2012
    Form 10-Q for the Quarterly Period Ended June 30, 2012
    Filed July 31, 2012
    File No. 001-12111

Dear Ms. Lopez-Blanco:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing any information you provide in response to a comment, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies

Principles of Presentation, page 59

1. You disclose that the Company reclassified $99.8 million of its $111.7 million of professional liabilities as of December 31, 2010 from accounts payable and accrued expenses to long-term professional liabilities. You also disclose the amounts reclassified as of December 31, 2007, 2008, and 2009 on page 38. Please tell us why a portion of these liabilities should be classified as non-current and why you reported them as current liabilities in previously issued financial statements. Also tell us why you consider this to be a reclassification rather than a correction of an error under ASC 250.

Revenue Recognition, page 60

2.   Please provide us proposed disclosure to be included in future filings that discloses your charity care policy including the level of charity care provided. Please refer to ASC 954-605-50-3.

Schedule II: Valuation and Qualifying Accounts, page 81

3.   Please provide us with proposed disclosure to be included in future filings that separately discloses the allowance for uncollectibles and related activity separate from the allowance for contractual adjustments.

Form 10-Q for the quarterly period ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
1. Basis of Presentation and New Accounting Pronouncements, page 6

4.   Please explain to us why you did not disclose the impact of adopting ASU 2011-07. Provide us proposed disclosures to be included in future filings that present the provision for bad debts separately as a deduction from patient service revenue (net of contractual allowances and discounts) to arrive at net patient service revenues less the provision for bad debts on the face of the consolidated statements of income as required by ASC 954-605-45-4 and that provide the disclosures required by ASC 954-605-50-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant